UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

On January 15, 2025, PicoCELA Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Benjamin Securities, Inc., as representative of the several underwriters listed on Schedule A to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,750,000 American Depositary Shares (the “ADSs”). Each ADS represents one common share of the Company.

On January 17, 2025, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-282931), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 31, 2024, as amended, and declared effective by the SEC on December 20, 2024. The ADSs were priced at $4.00 per ADS, and the offering was conducted on a firm commitment basis. The ADSs were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PCLA” on January 16, 2025.

In connection with the IPO, the Company issued a press release on January 16, 2025 announcing the pricing and trading of the IPO, and a press release on January 20, 2025 announcing the closing of the IPO.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit No	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering

99.2	Press Release on Closing of the Company’s Initial Public Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

By:	/s/ Hiroshi Furukawa
Hiroshi Furukawa
Chief Executive Officer and Representative Director

Date: February 5, 2025